EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2

Item 2	Date of Material Change January 10, 2013

Item 3
News Release

The news releases dated January 10, 2013 were disseminated through Marketwire’s combined Canadian and U.S. Investment Network, filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and furnished to the U.S. Securities and Exchange Commission, and are  attached as Exhibit “A” and Exhibit “B” to this report.

Item 4
Summary of Material Change

On January 10, 2013, Silver Standard Resources Inc. (“Silver Standard”) announced that it is offering US$200 million aggregate principal amount of convertible senior notes due 2033 (the “Notes”) pursuant to private placement exemptions.  Silver Standard expects to grant the initial purchasers of the Notes an option to purchase up to an additional US$30 million aggregate principal amount of Notes at any time on or before the 30th day after the initial closing of the offering.

Also on January 10, 2013, Silver Standard announced that it has priced the offering of Notes and increased the size of the offering to US$250 million from US$200 million aggregate principal amount (or approximately US$287.5 million aggregate principal amount if the over-allotment option is exercised in full).  Silver Standard intends to use up to approximately US$138 million of the net proceeds from the sale of the Notes to repurchase or redeem its existing convertible notes in March 2013 and the remaining net proceeds for general corporate purposes, which may include developing or advancing its property portfolio.  The offering is expected to close on or about January 16, 2013, subject to customary closing conditions.

Item 5	Full Description of Material Change See attached news releases.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Keenan Hohol, VP Legal & General Counsel +1 (604) 637-6820

Item 9	Date of Report Dated at Vancouver, B.C., this 15th day of January, 2013.

Exhibit “A”

January 10, 2013	News Release 13-03

SILVER STANDARD LAUNCHES OFFERING OF US$200 MILLION OF
CONVERTIBLE SENIOR NOTES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that it is offering US$200 million aggregate principal amount of convertible senior notes due 2033 (the “Notes”) pursuant to private placement exemptions.  The Company intends to use approximately US$138 million of the net proceeds from the sale of the Notes to repurchase or redeem its existing convertible notes in March 2013 and the remaining net proceeds for general corporate purposes, which may include developing or advancing its property portfolio.

Silver Standard expects to grant the initial purchasers of the Notes an option to purchase up to an additional US$30 million aggregate principal amount of Notes at any time on or before the 30th day after the initial closing of the offering.

The final terms of the offering will be determined by Silver Standard and the initial purchasers.  The Notes will bear cash interest semi-annually at a fixed rate and be convertible by holders into Silver Standard common shares at an initial conversion price higher than the closing share price on the day the offering is priced.  Silver Standard currently expects that the Notes will be redeemable by Silver Standard in certain circumstances and Silver Standard also expects that holders may require Silver Standard to repurchase their Notes at certain times.

The offering of Notes is expected to close, subject to market conditions and the satisfaction of closing requirements, on or about January 16, 2013.

The Notes, and the common shares into which the Notes are convertible (the “Shares”), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada.  The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act.  The Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

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This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

Cautionary Notice Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects”, “anticipates”, “plans”, projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the proposed offering, the terms of the Notes, the over-allotment option, if any, the proposed closing of the offering, and the anticipated use of proceeds.  These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: market risk, the need to negotiate a purchase agreement with the initial purchasers of the Notes and to satisfy the conditions set forth therein and the need to satisfy regulatory and legal requirements with respect to the proposed offering. See the Company’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities for a discussion of other risks and uncertainties that may affect the Company’s forward-looking statements.

The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect.  The Company’s forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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Exhibit “B”

January 10, 2013	News Release 13-04

SILVER STANDARD PRICES OFFERING OF US$250 MILLION OF
CONVERTIBLE SENIOR NOTES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that it has priced its previously announced offering of convertible senior notes due 2033 (the “Notes”).  The Company increased the offering to US$250 million from US$200 million aggregate principal amount (or approximately US$287.5 million aggregate principal amount if the over-allotment option is exercised in full).  The Notes will be issued at par value.

The Company intends to use up to approximately US$138 million of the net proceeds from the sale of the Notes to repurchase or redeem its existing convertible notes in March 2013 and the remaining net proceeds for general corporate purposes, which may include developing or advancing its property portfolio.

The Notes will bear cash interest semi-annually at a rate of 2.875% per annum. The initial conversion rate for the Notes will be 50 common shares per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$20.00 per common share. The initial conversion rate represents a premium of 42.86% relative to today’s closing sale price of Silver Standard’s common shares and is subject to adjustment in certain events.

Silver Standard will have the right to redeem the Notes in certain circumstances and holders will have the right to require Silver Standard to repurchase their Notes at certain times.

The offering is expected to close on or about January 16, 2013, subject to customary closing conditions.

The Notes, and the common shares into which the Notes are convertible (the “Shares”), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada.  The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act.  The Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

1

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

Cautionary Notice Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects”, “anticipates”, “plans”, projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the exercise of the over-allotment option, the proposed closing of the offering and the anticipated use of proceeds.  These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: the need to satisfy the conditions set forth in the purchase agreement for the Notes and the need to satisfy regulatory and legal requirements with respect to the offering. See the Company’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities for a discussion of other risks and uncertainties that may affect the Company’s forward-looking statements.

The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect.  The Company’s forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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